EXHIBIT 99.4

Suite 4, 20 Clifford Street Mosman NSW 2088 Austraila GPO Box 4155 Sydney NSW 2001	Telephone 612 9956 9181 Facsimile: 612 9960 1195 info@simsmm.com www.simsmm.com
17 October 2008
Announcements Officer
Company Announcements Office
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000
Notice of 2008 Annual General Meeting
In accordance with the ASX Listing Rules, I attach copies of the following documents which have been despatched to shareholders today:
▪	Letter to shareholders.

▪	Notice of 2008 Annual General Meeting and Proxy Form.

▪	The Company’s 2008 Annual Report, despatched to those shareholders who have elected in writing to receive a paper copy. Please note that the Annual Report reflects a modification to the Remuneration of Directors and KMP -30 June 2008 Schedule, to that in the Full Year Statutory Accounts lodged on 26 September 2008.
Yours sincerely,

Frank Moratti
Company Secretary
Sims Group Limited
ABN 69 114 838 630